
10035998

SECURITIES AND EXCHANGE COMMISSION
RECEIVED

FEB 2 5 2010

DIVISION OF MARKET REGULATION

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	February 28, 2010
Estimated average burden hours per response	12.00

SEC FILE NUMBER
8-41597

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Hovde Securities LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1826 Jefferson Place, NW
(No. and Street)

Washington	DC	20036
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Eric D. Hovde — 202-775-8109
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Gruen & Wichansky, P.C.
(Name – *if individual, state last, first, middle name*)

4545 42nd Street, NW #208	Washington	DC	20016
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Eric D. Hovde, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Hovde Securities LLC, as of December 31, 20 09, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



District of Columbia : SS
Subscribed and Sworn to before me
24th day of February, 2010

Notary Public, D.C.
Commission expires 12/14/2013

Signature

Chairman
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

David Magli
Notary Public, District of Columbia
My Commission Expires 12/14/2013

HOVDE SECURITIES LLC
FINANCIAL STATEMENTS
AND
REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS
FOR THE YEAR ENDED
DECEMBER 31, 2009

HOVDE SECURITIES LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2009

ASSETS	
Current Assets:	
Cash	$ 995,261
Cash-restricted	936
Gross receipts tax refund receivable	12,900
Prepaid expenses	37,223
Total Current Assets	1,046,320
Fixed Assets:	
Furniture and fixtures	17,083
Accumulated depreciation	(409)
Net Fixed Assets	16,674
Total Assets	1,062,994
LIABILITIES AND MEMBERS' EQUITY	
Current Liabilities:	
Accounts payable and accrued expenses	7,893
State income tax payable	5,400
Distribution payable	8,061
Due to affiliate (Note 2)	8,452
Total Liabilities	29,806
Members' Equity:	
Members' equity	1,033,188
Total Liabilities and Members' Equity	$ 1,062,994

The accompanying notes are an integral part of these financial statements.